As filed with Securities and Exchange Commission on July 13, 2005

Registration No. 333-110160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 7
TO

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AtheroGenics, Inc.

(Exact name of registrant as specified in its charter)

Georgia	58-2108232
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

8995 Westside Parkway
Alpharetta, Georgia 30004
(678) 336-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, Georgia 30004
(678) 336-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joseph M. Gaynor, Jr.
Vice President and Legal Counsel
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, Georgia 30004
(678) 336-2500

Michael Rosenzweig, Esq.
McKenna Long & Aldridge LLP
SunTrust Plaza, Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308-3201
(404) 527-4000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      The purpose of this Post-Effective Amendment No. 7 to the Registration Statement on Form S-3 of AtheroGenics, Inc. (333-110160) is to (i) amend the table under the caption “Selling Securityholders” in the prospectus to add the names of selling securityholders who have requested inclusion and to adjust the aggregate principal amount of notes held by certain securityholders listed in the table from the amounts reflected in such table in the prospectus since the effective date of the Registration Statement; (ii) update the information about us under the caption “Summary — AtheroGenics” in the prospectus; and (iii) update the “Risk Factors” section of the prospectus.

PROSPECTUS

$100,000,000

ATHEROGENICS, INC.

4 ½% CONVERTIBLE NOTES DUE 2008
AND
COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     On August 19, 2003, we issued and sold $100,000,000 aggregate principal amount of our 4 ½% convertible notes due 2008 in a private placement. Selling securityholders will use this prospectus to resell their notes and the common stock issuable upon conversion of their notes.

     The notes bear interest at an annual rate of 4 ½% on the principal amount from August 19, 2003. We will pay interest on March 1 and September 1 of each year, beginning March 1, 2004.

     Holders may convert the notes into shares of our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes (representing a conversion price of approximately $15.34), subject to adjustment, before the close of business on September 1, 2008.

     We may not redeem any of the notes at our option prior to maturity.

     The notes are general unsecured debt and will rank junior to any secured debt we may incur, on a parity with all of our other existing and future senior unsecured debt and prior to any future subordinated debt.

     If a designated event (as described in this prospectus under “Description of Notes-Redemption at Option of the Holder”) occurs prior to maturity of the notes, securityholders may require us to repurchase all or a portion of their notes.

     Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq National Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. Our common stock is traded on the Nasdaq National Market under the symbol “AGIX.” On July 7, 2005, the last reported sale price of our common stock on Nasdaq was $15.77 per share. We urge you to obtain current market quotations for our common stock.

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. The selling securityholders may offer the notes or the underlying common stock, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See “Plan of Distribution” on page 44. The selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or common stock as principals, any profits received by such broker-dealers on the resale of the notes or common stock may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and certain other expenses set forth in the registration rights agreement that we entered into with the initial purchaser of the notes.

Investing in the notes involves a high degree of risk.
See “Risk Factors” beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

July __, 2005

i

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling securityholders may offer. A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

     As used in this prospectus and any prospectus supplement, “AtheroGenics,” “company,” “we,” “our,” “ours” and “us” refer to AtheroGenics, Inc., except where the context otherwise requires or as otherwise indicated.

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any supplement to this prospectus is accurate as of the respective dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus and any prospectus supplement carefully, including the section entitled “Risk Factors” and our financial statements and the notes to our financial statements incorporated by reference in this prospectus and any prospectus supplement, before making an investment decision.

ATHEROGENICS

     AtheroGenics is a research-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including coronary heart disease, organ transplant rejection, rheumatoid arthritis and asthma. We have developed a proprietary vascular protectant, or v-protectant®, technology platform to discover drugs to treat these types of diseases. Based on our v-protectant® platform, we have two drug development programs in clinical trials and are pursuing a number of other preclinical programs.

     AGI-1067 for Coronary Heart Disease

     AGI-1067 is our v-protectant® candidate that is most advanced in clinical development. AGI-1067 is designed to benefit patients with coronary heart disease, or CHD, which is atherosclerosis of the blood vessels of the heart. Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. Nearly 13 million people in the United States currently have diagnosed CHD. There are no medications available for physicians to treat directly the underlying chronic inflammation associated with CHD. Instead, physicians treat risk factors, such as high cholesterol and high blood pressure, to slow the progression of the disease. The anti-inflammatory mechanism of AGI-1067 represents a novel, direct therapeutic approach that may be suitable as a chronic treatment for all patients with CHD, including those without traditional risk factors.

     In November 2004, we completed a Phase IIb clinical trial called CART-2, a 465-patient study that examined the effect of 12 months of AGI-1067 therapy on atherosclerosis and post-angioplasty restenosis. Two leading cardiac intravascular ultrasound laboratories independently analyzed the final data from CART-2. The primary endpoint of the trial was a change in coronary atherosclerosis, measured as total plaque volume after a 12-month treatment period compared to baseline values. Combined results of the final analysis from the two laboratories, which was based on an evaluation of intravascular ultrasounds from approximately 230 patients in the study, indicate that AGI-1067 reduced plaque volume by an average of 2.3%, which was statistically significant. Results from the patient group receiving both placebo and medications currently deemed the “standard of care” indicated a plaque volume measure that was not statistically different from baseline. While the plaque regression observed in the AGI-1067 group exceeded that observed in the standard of care group numerically, the difference did not reach statistical significance, although a trend towards significance was seen in one laboratory’s analysis. An important secondary endpoint from the trial, change in plaque volume in the most severely diseased subsegment, showed statistically significant regression from baseline by an average of 4.8%. The results also demonstrated a significant reduction in myeloperoxidase, an inflammatory biomarker that correlates with future cardiovascular events. Overall adverse event rates were similar in the AGI-1067 and standard of care groups, and AGI-1067 was generally well tolerated.

     Based on the results of an End of Phase II meeting with the U.S. Food and Drug Administration, or FDA, we proceeded to develop a pivotal Phase III clinical trial protocol to evaluate AGI-1067 for the treatment of atherosclerosis. The Phase III protocol received a Special Protocol Assessment from the FDA in March 2003. A Special Protocol Assessment is written confirmation from the FDA that the protocol is adequately designed to support a New Drug Application for the drug in the specified treatment area.

     In 2003, we initiated the pivotal Phase III trial, referred to as ARISE (Aggressive Reduction of Inflammation Stops Events), which is being conducted in cardiac centers in the United States, Canada, the United Kingdom and South Africa. ARISE will evaluate the impact of AGI-1067 on important outcome measures such as death due to coronary disease, myocardial infarction, stroke, coronary re-vascularization and unstable angina in patients who have CHD. The study will assess the incremental benefits of AGI-1067 versus the current standard of care therapies in this patient population. As such, all patients in the trial, including those on placebo, will be receiving other appropriate heart disease medications, including statins and other cholesterol-lowering therapies, high blood pressure medications and anti-clotting agents.

     We originally planned to enroll in ARISE 4,000 patients who would be followed for an average of 18 months or until a minimum of 1,160 primary events, or outcome measures, had occurred. In February 2005, we announced that the FDA approved our proposed amendment to the ARISE Phase III clinical trial protocol. The changes to the ARISE protocol are intended to enhance the trial as well as accelerate its pace without affecting the Special Protocol Assessment with the FDA. The changes approved by the FDA include our plan to increase the number of patients in the study to a target of 6,000, eliminate the minimum 12-month follow-up period for patients and decrease the minimum number of primary events to approximately 990. In June 2005, we announced that screening for patients in the trial would close on July 8, 2005. We expect to complete the ARISE trial by approximately the end of the first quarter of 2006 although the actual end of the trial will be determined by the accumulation of requisite primary events. We plan to file a New Drug Application with the FDA as soon as possible after we complete the trial and analyze the results.

     AGI-1096 for Organ Transplant Rejection

     Our second v-protectant® candidate, AGI-1096, is a novel antioxidant and selective anti-inflammatory agent which is being developed to address the accelerated inflammation of grafted blood vessels, known as transplant arteritis, common in chronic organ transplant rejection. We have completed a Phase I clinical trial of AGI-1096 in healthy volunteers that demonstrated AGI-1096 was well-tolerated over the escalating single oral doses studied. Adverse events were generally mild and not considered clinically significant. Subjects reached targeted blood levels for AGI-1096 that were equivalent to those seen in successful preclinical models of organ transplant rejection. In January 2004, we announced a collaboration with Astellas Pharma (formerly Fujisawa Pharmaceutical Co., Ltd.) to conduct preclinical and early-stage clinical trials, with Astellas funding all development costs during the term of the agreement. Astellas will also receive an option to negotiate for late stage development and commercial right to AGI-1096. In March 2005, we extended the collaboration with Astellas until September 30, 2005 to conduct additional activities.

     Other V-Protectant® Candidates

     We previously were developing AGIX-4207, a v-protectant® candidate for the treatment of rheumatoid arthritis. In October 2004, we announced the results of a 275-patient Phase II trial of AGIX-4207, which evaluated the impact of various doses of AGIX-4207 versus placebo on clinical efficacy, biomarkers and safety in patients with rheumatoid arthritis. The results indicated that none of the three dosing arms of AGIX-4207 showed a statistically significant improvement in ACR 20 scores, a standard measurement of response utilized to evaluate improvement, when compared to placebo, the primary efficacy endpoint of the trial. Two of the pre-specified secondary endpoints, tender joint count and morning stiffness, did show statistically significant improvement when compared to placebo. Based on the aggregate findings of the study, however, we have discontinued clinical development of AGIX-4207 and the intravenous dosage form of AGIX-4207. We continue to have an active program aimed at investigating other v-protectants® in rheumatoid arthritis and have identified other compounds with enhanced therapeutic potential within our rheumatoid arthritis preclinical models. We are working to select another candidate to move into formal preclinical development.

     We have also identified additional potential v-protectant® candidates to treat other chronic inflammatory diseases, including asthma. We are evaluating these v-protectants® to determine lead drug candidates for clinical development. We plan to develop these v-protectants® rapidly and may seek regulatory fast track status, if available, to expedite development and commercialization. We will continue to expand upon our v-protectant® technology platform using functional genomics to identify novel therapeutic gene targets. Functional genomics is the process by which one uses scientific models and techniques to discover and modify genes, measure the consequences of the modifications, and reliably determine the function of those genes.

     Business Strategy

     Our objective is to become a leading pharmaceutical company focused on discovering, developing and commercializing novel drugs for the treatment of chronic inflammatory diseases. The key elements of our strategy include the following:

•	Continue aggressive development program for AGI-1067. We intend to rapidly develop AGI-1067 for the treatment and prevention of atherosclerosis in patients with coronary heart disease. We are continuing to enroll patients in the ARISE Phase III clinical trial for the treatment of atherosclerosis in patients with coronary heart disease.

•	Extend our v-protectant® technology platform into additional therapeutic areas that address unmet medical needs. We believe that our v-protectants® have the potential for treating a wide variety of other chronic inflammatory diseases. These indications include chronic organ transplant rejection, rheumatoid arthritis, asthma and other diseases. We completed a Phase I clinical trial with positive results for AGI-1096, a v-protectant® developed for the prevention of chronic organ transplant rejection.

•	Expand our clinical product candidate portfolio. In addition to our existing discovery programs, we intend to acquire rights to other product candidates and technologies that complement our existing product candidate lines or that enable us to capitalize on our scientific and clinical development expertise. We plan to expand our product candidate portfolio by in-licensing or acquiring product candidates, technologies or companies.

•	Commercialize our products. We plan to collaborate with large pharmaceutical companies to commercialize products that we develop to target patient or physician populations in broad markets, such as AGI-1067 for atherosclerosis. In contrast, we plan to develop a sales force to commercialize those of our products that we develop to target appropriate patient or physician populations in narrow markets.

     Corporate Information

     We were incorporated in Georgia in 1993. Our principal executive offices are located at 8995 Westside Parkway, Alpharetta, Georgia 30004 and our telephone number is (678) 336-2500. Our website is located at www.atherogenics.com. The information contained on our website is not a part of this prospectus and any prospectus supplement.

     Recent Developments

     Purported securities class action lawsuits were filed against us and some of our executive officers and directors in the United States District Court for the Southern District of New York on January 5, 2005 and February 8, 2005 (the “SDNY Actions”) and in the United States District Court for the Northern District of Georgia, Atlanta division on January 7, 2005, January 10, 2005, January 11, 2005 and January 25, 2005 (the “NDGA Actions”). Plaintiffs filed separate motions to consolidate these lawsuits in both the Southern District of New York and the Northern District of Georgia on March 7, 2005. In addition, three class members simultaneously moved for appointment as lead plaintiff in both districts on March 7, 2005. On April 18, 2005, the Honorable Richard J. Howell ordered the SDNY Actions consolidated under the caption “In re Atherogenics Securities Litigation” and appointed lead plaintiff and co-lead counsel. On June 29, 2005, the Honorable Orinda D. Evans consolidated the NDGA Actions for purposes of discovery and ordered the parties to show cause why those actions should not be stayed in favor of the SDNY Action. On July 5, 2005, AtheroGenics filed a motion to transfer the consolidated New York action to the Northern District of Georgia in order that it may be consolidated with the actions pending there. At a hearing on July 8, 2005, Judge Evans ordered the NDGA Actions to proceed. The Company intends to file a motion to dismiss those actions. The allegations in these lawsuits relate to our disclosures regarding the results of the CART-2 clinical trial for AGI-1067. Each complaint seeks unspecified damages on behalf of a purported class of purchasers of our securities during the period after our disclosures regarding the CART-2 clinical trial in September 2004 to December 31, 2004. We believe that we have meritorious defenses to the plaintiffs’ allegations and intend to defend these matters vigorously. Similar class action lawsuits may be filed against us and our executive officers and directors in the future.

     On January 12, 2005, we completed the sale of $200 million principal amount of 1.50% convertible notes due 2012, which includes the exercise by the initial purchasers of their option to purchase an additional $25 million principal amount of notes. These notes are convertible into our common stock at a conversion rate of 38.5802 shares per $1,000 principal amount of notes (representing a conversion price of approximately $25.92 per share).

Summary of Notes

Securities Offered	$100,000,000 principal amount of 4 ½% Convertible Notes due 2008.

Maturity Date	September 1, 2008.

Interest	4 ½% per annum on the principal amount from August 19, 2003, payable semi-annually in arrears in cash on March 1 and September 1 of each year, beginning March 1, 2004.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes (representing a conversion price of approximately $15.34), subject to adjustment, prior to the close of business on the final maturity date.

Redemption	We may not redeem any of the notes at our option prior to maturity.

Designated Event	If a designated event (as described under “Description of Notes — Redemption at Option of the Holder”) occurs prior to maturity, you may require us to redeem all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the redemption date.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes. See “Use of Proceeds” on page 23.

Ranking	The notes are senior unsecured debt and rank on a parity with all of our other senior unsecured debt and prior to all subordinated debt.

Nasdaq National Market Symbol	AGIX.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties we describe below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also become important factors that affect our company. If any of these risks or uncertainties occur, the trading price of the notes and our common stock could decline and you could lose all or part of your investment.

     This prospectus and any prospectus supplement also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain important factors, including the risks faced by us described below and elsewhere in this prospectus and any prospectus supplement.

Risks Related to Our Financial Results and Need for Additional Financing

     We have a history of operating losses, and we may not generate revenue or achieve profitability in the future.

     Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to complete successfully the development of our product candidates, conduct preclinical tests in animals and clinical trials in human beings, obtain the necessary regulatory approvals and manufacture and market the resulting drugs. We have had no significant revenue to date. We have experienced operating losses since we began operations in 1994. As of March 31, 2005, we had an accumulated deficit of approximately $230.8 million. We expect to incur additional operating losses and expect cumulative losses to increase substantially as our research and development, preclinical, clinical, manufacturing and marketing efforts expand. If we are unable to achieve and then maintain profitability, the market value of our common stock and the notes will decline and you could lose all or part of your investment.

     If we need additional financing and cannot obtain it, we may not be able to develop or market our products.

     We expect our research and development expenses to increase in connection with our ongoing activities, particularly in connection with the ARISE trial that we initiated in June 2003. We believe that the net proceeds from the sale of the notes, our 1.50% convertible notes due 2012 and our existing cash, cash equivalents and short-term investments will be sufficient to enable us to fund our operating expenses, obligations under our financing arrangements and capital expenditure requirements for approximately the next 12 months. Our future capital requirements will depend on many factors, including:

•	the scope and results of our research, preclinical and clinical development activities;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	our ability to establish and maintain collaborations and the financial terms of any collaborations;

•	the cost of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs;

•	the costs related to purported class action lawsuits filed against us, as described above under “Recent Developments”; and

•	the extent to which we acquire or invest in businesses, products and technologies.

     If our future capital requirements exceed our available funds, we will need to seek additional financing. We may be unable to raise capital when needed or on attractive terms. If additional funds are not available, we may need to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.

Risks Related to Development of Product Candidates

     We depend heavily on the success of our most advanced internal product candidate, AGI-1067 for atherosclerosis, which is in clinical development. If we are unable to commercialize this product candidate, or experience significant delays in doing so, our business will be materially harmed.

     AGI-1067 is our lead compound. Our ability to generate product revenues will depend heavily on the successful development and commercialization of this compound. The commercial success of AGI-1067 will depend on several factors, including the following:

•	successful completion of clinical trials;

•	receipt of marketing approvals from the FDA and similar foreign regulatory authorities;

•	establishing commercial manufacturing arrangements with third party manufacturers;

•	launching commercial sales of the product, either alone or in collaboration with others; and

•	acceptance of the product in the medical community and with third party payors.

     AGI-1067 could fail in clinical trials if we are unable to show it is effective or if it causes unacceptable side effects in the patients we treated. While the plaque regression observed in the group treated with AGI-1067 in the CART-2 trial exceeded that observed in the standard of care group numerically, the difference was not statistically significant. Moreover, the results of our Phase II clinical trials of AGI-1067 are not necessarily indicative of the results we will obtain in our Phase III clinical trial of AGI-1067, particularly because the primary clinical endpoints of these trials are not the same. Failure in clinical trials of AGI-1067 would have a material adverse effect on our ability to generate revenue or become profitable. If we are not successful in commercializing AGI-1067, or are significantly delayed in doing so, our business will be materially harmed.

     If we do not successfully develop our other product candidates, we will have limited ability to generate revenue.

     Other than AGI-1067, all of our other product candidates are in early stages of development, and only one other product candidate has undergone Phase I clinical trials. Our product candidates are subject to the risks of failure inherent in developing drug products based on new technologies. We do not expect any of our potential product candidates, including AGI-1067, to be commercially available until at least 2007. Our drug discovery efforts may not produce any other proprietary product candidates. Our failure to develop product candidates will limit our ability to generate additional revenue.

     If we fail to demonstrate adequately the safety and efficacy of a product candidate, we will not be able to commercialize that product candidate.

     Product candidates we develop, alone or with others, may not prove safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive regulatory approval. If we fail to adequately demonstrate safety and efficacy for any product candidate, we will not be able to commercialize that product candidate. Our failure to commercialize a product candidate will materially adversely affect our revenue opportunities. We will need to conduct significant research, preclinical testing and clinical trials before we can file product approval applications with the FDA and similar regulatory authorities in other countries. Preclinical testing and clinical trials are long, expensive and uncertain processes. We may spend several years completing our testing for any particular product candidate. Failure can occur at any stage. For example, we recently discontinued clinical development of AGI-4207 in rheumatoid arthritis following announcement of unsuccessful results of a Phase II clinical trial of that product candidate.

     The FDA or we may suspend our clinical trials at any time if either of us believes that we are exposing the subjects participating in these trials to unacceptable health risks. The FDA or institutional review boards at the medical institutions and healthcare facilities where we sponsor clinical trials may suspend any trial indefinitely if they find deficiencies in the conduct of these trials. The FDA and these institutional review boards have authority to oversee our clinical trials, and the FDA may require large numbers of test subjects. In addition, we must manufacture the product candidates that we use in our clinical trials under the FDA’s Good Manufacturing Practices.

     Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause the FDA or us to terminate a clinical trial or require that we repeat it.

     In addition, even if we receive approval for commercial sale of any of our product candidates, after use in an increasing number of patients, our products could show side effect profiles that limit their usefulness or require their withdrawal although the drugs did not show the side effect profile in Phase I through Phase III clinical trials.

     Risks Related to Our Dependence on Third Parties for Manufacturing, Research and Development and Marketing and Distribution Activities

     We may not be successful in establishing collaborations for AGI-1067 and any other product candidate we may seek to commercialize, which could adversely affect our ability to discover, develop and commercialize products.

     A key element of our business strategy is to collaborate with third parties, particularly leading pharmaceutical companies, to develop and commercialize some of our product candidates, including AGI-1067. We are currently seeking a collaborator for development and commercialization of AGI-1067. We also expect to seek collaborations for the development and commercialization of other product candidates in the future. The timing and terms of any collaboration for AGI-1067 will depend on the evaluation by prospective collaborators of the clinical trial results of AGI-1067 and other aspects of the drug’s safety and efficacy profile. We are currently reviewing the results of our CART-2 trial of AGI-1067 with potential collaborators and cannot now predict the timing and terms of such a collaboration. If we are unable to reach agreements with suitable collaborators for AGI-1067 or any other product candidate, we would be forced to fund the entire development and commercialization of such product candidates, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration early in the development of a product candidate, we may be forced to accept a more limited share of any revenues such products may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for AGI-1067 or any other product candidate.

     We expect to depend significantly on collaborations with third parties to develop and commercialize some of our product candidates. If a potential collaborator were to change its strategy or the focus of its development and commercialization efforts with respect to our relationship, the success of our product candidates and our operations could be adversely affected.

     Our collaboration with Astellas Pharma to develop AGI-1096 in preclinical testing and early-stage clinical trials and any other collaboration that we may establish may not be successful. The success of any collaboration arrangement will depend heavily on the efforts and activities of our collaborators. Collaborators will likely have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks that we anticipate being subject to in collaborations include:

•	a collaborator may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us;

•	a collaborator may change the focus of its development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities from time to time, including following mergers and consolidations, which have been common in recent years in these industries;

•	the ability of our product candidates and products to reach their potential could be limited if our collaborators decrease or fail to increase spending relating to such products;

•	a collaborator may terminate a collaboration in the event of a material breach by us; and

•	a collaborator may fail to maintain or defend our intellectual property rights.

     The termination of any collaboration that we may establish might adversely affect the development of the related product candidates and our ability to derive revenue from them. Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party or by us. For example, in 2001, Schering-Plough and we terminated a collaboration that we had established for AGI-1067, and our existing collaboration with Astellas Pharma for the development of AGI-1096 is scheduled to expire in September 2005 and otherwise may be terminated by Astellas Pharma on short notice. Any future terminations or expirations would adversely affect us financially and could harm our business reputation. In such event, we might be required to devote additional resources to the product or product candidate, seek a new collaborator or abandon the product or product candidate, any of which could have an adverse effect on our business.

     Third parties’ failure to synthesize and manufacture our product candidates to our specifications could delay our clinical trials or hinder our commercialization prospects.

     We currently have no manufacturing facilities to synthesize or manufacture our product candidates, nor do we intend to develop these capabilities in the near future. Our reliance on third parties for these services exposes us to various risks that could delay our clinical trials or hinder our commercialization prospects. These risks include the following:

•	A finding that a third party did not comply with applicable governmental regulations. Manufacturers of pharmaceutical products are subject to continual review and periodic inspections by regulatory agencies. Our present or future manufacturers may not be able to comply with the FDA’s current Good Manufacturing Practices regulations and other FDA regulatory requirements or similar regulatory requirements outside the United States. Failure of one of our third party manufacturers to comply with applicable regulatory requirements, whether or not related to our product candidates, could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and products.

•	A failure to synthesize and manufacture our product candidates in accordance with our product specifications. We need to maintain a very low maximal amount of one of the starting materials used in the manufacture of AGI-1067. The starting material, probucol, was prescribed by physicians as a cholesterol-lowering agent until its manufacturer withdrew the drug from the market for efficacy reasons. A failure by our third party manufacturers to maintain an acceptable level of probucol in the manufacture of AGI-1067 may result in chronic dosing of probucol, which is associated with the occurrence of a rare side effect.

•	A failure to deliver product candidates in sufficient quantities or in a timely manner. Any failure by our third party manufacturers to supply our requirements for clinical trial materials or commercial product, or to supply these materials in a timely manner, could jeopardize the initiation or completion of clinical trials or could have a material adverse effect on our ability to commercialize any approved products and thereby generate revenue.

•	Inability to control costs. We may be subject to costs outside of our control, which could adversely affect our future profitability and our ability to commercialize products on a timely and competitive basis.

•	Termination or nonrenewal of an agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient to us. Our product candidates and any products that we successfully develop may compete with product candidates and products of others for access to the third party’s manufacturing facilities.

Risks Related to Our Intellectual Property

     Our failure to protect adequately or enforce our intellectual property rights or secure rights to third party patents could materially adversely affect our proprietary position in the marketplace or prevent the commercialization of our products.

     Our success will depend in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technologies and products. The patents and patent applications in our patent portfolio are either owned by us or licensed to us. Our ability to protect our product candidates from unauthorized or infringing use by third parties depends substantially on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions for which important legal principles are unresolved.

     We may not be able to obtain patent rights on products, treatment methods or manufacturing processes that we may develop or to which we may obtain license or other rights. Even if we do obtain patents, rights under any issued patents may not provide us with sufficient protection for our product candidates or provide sufficient protection to afford us a commercial advantage against our competitors or their competitive products or processes. It is possible that no patents will be issued from any pending or future patent applications owned by us or licensed to us. Others may challenge, seek to invalidate, infringe or circumvent any patents we own or license. Alternatively, we may in the future be required to initiate litigation against third parties to enforce our intellectual property rights. The cost of this litigation could be substantial and it is possible that our efforts could be unsuccessful. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

     Our patents also may not afford us protection against competitors with similar technology. We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our product candidates, by preventing the patentability of our drugs to us or our licensors or by covering the same or similar technologies that may affect our ability to market our product candidates. For example, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the United States Patent and Trademark Office for the entire time prior to issuance as a United States patent. Patent applications filed in countries outside the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we or our licensors might not have been the first to invent, or the first to file, patent applications on our drug candidates or for their use. The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

     If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

     Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

     As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

     There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

     If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

     Our commercial success will also depend on our ability to develop, manufacture, use, sell and offer to sell our product candidates and proposed product candidates without breaching our agreements with our patent licensors. We are a party to a number of license agreements, including exclusive licenses to technologies from Emory University, covering aspects of our v-protectant® technology, and the National Jewish Medical and Research Center, covering aspects of our MEKK technology platform. We expect to enter into additional licenses in the future. Our exclusive license with Emory University requires us to take steps to commercialize the licensed technology in a timely manner. If we fail to meet these obligations, Emory University can convert our exclusive license to a non-exclusive license, can grant others non-exclusive rights in the licensed technology or can require us to sublicense aspects of the licensed technology. Our license agreement with National Jewish requires us to develop the licensed technology in a timely manner. If we fail to meet these obligations, some or all of the licensed technology may revert to National Jewish. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payments, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

     If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

     In addition to patented technology, we rely on trade secrets, proprietary know-how and technological advances, which we seek to protect through agreements with our collaborators, employees and consultants. These persons and entities could breach our agreements, for which we may not have adequate remedies. In addition, others could become aware of our trade secrets or proprietary know-how through independent discovery or otherwise. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

Risks Related to Regulatory Approval of Our Product Candidates

     Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.

     We cannot commercialize any of our product candidates, including AGI-1067 and AGI-1096, until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. The regulatory agencies may not complete their review processes in a timely manner and we may not obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, if approval is obtained at all, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.

     We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

     We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. We recently announced plans to modify the protocol for our ARISE trial, in part to mitigate any delay in completing the trial. Product development costs to us and our collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable.

     We rely heavily on independent clinical investigators, contract research organizations and other third party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

     Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.

     We intend to have our products marketed outside the United States. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We expect that a collaborator may have responsibility to obtain regulatory approvals outside the United States with respect to some of our product candidates, and we will depend on such collaborators to obtain these approvals. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We and any future collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

     If we do not comply with applicable regulatory requirements in the manufacture and distribution of our products, we may incur penalties that may inhibit our ability to commercialize our products and adversely affect our revenue.

     Our failure to comply with applicable FDA or other regulatory requirements, including manufacturing, quality control, labeling, safety surveillance, promoting and reporting, may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market.

Risks Related to Commercialization

     The commercial success of any products that we may develop will depend on the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

     Any products that we bring to the market may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the prevalence and severity of any side effects;

•	the efficacy and potential advantages over alternative treatments;

•	the ability to offer our product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support; and

•	sufficient third party coverage or reimbursement.

     If our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our current or future product candidates, we may have limited commercial opportunities.

     The development and commercialization of new drugs is highly competitive. Our competitors include large pharmaceutical and more established biotechnology companies. Moreover, there are approved products on the market for many of the diseases for which we are developing drugs. In many cases, these products have well known brand names, are distributed by large pharmaceutical companies and have achieved widespread acceptance among physicians and patients. Our competitors have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. It is possible that any of these competitors could develop technologies or products that would render our technologies or product candidates obsolete or non-competitive, which could adversely affect our revenue potential. These third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs or advantageous to our business.

     If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize our product candidates.

     We currently have no sales, marketing or distribution capabilities. In order to commercialize our product candidates, we must either develop our own sales, marketing and distribution capabilities or collaborate with a third party to perform these functions. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

     If we are unable to obtain adequate reimbursement from third party payors for any products that we may develop or acceptable prices for those products, our revenues and prospects for profitability will suffer.

     Most patients will rely on Medicare and Medicaid, private health insurers and other third party payors to pay for their medical needs, including any drugs we or any collaborators may market. If third party payors do not provide adequate coverage or reimbursement for any products that we may develop, our revenues and prospects for profitability will suffer. In December 2003, the Congress enacted a limited prescription drug benefit for Medicare recipients in the Medicare Prescription Drug and Modernization Act of 2003. While the program established by this statute may increase demand for our products, if we participate in this program, our prices will be negotiated with drug procurement organizations for Medicare beneficiaries and are likely to be lower than we might otherwise obtain. Non-Medicare third party drug procurement organizations may also base the price they are willing to pay on the rate paid by drug procurement organizations for Medicare beneficiaries.

     A primary trend in the United States healthcare industry is toward cost containment. In addition, in some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization of our products.

     Third party payors are challenging the prices charged for medical products and services, and many third party payors limit reimbursement for newly-approved healthcare products. In particular, third party payors may limit the indications for which they will reimburse patients who use any products that we may develop. Cost control initiatives could decrease the price we might establish for products that we may develop, which would result in lower product revenues to us.

     If plaintiffs bring product liability lawsuits against us, we may incur substantial financial loss or may be unable to obtain future product liability insurance at reasonable prices, if at all, either of which could diminish our ability to commercialize our future products.

     The testing and marketing of medicinal products entail an inherent risk of product liability. Clinical trial subjects, consumers, healthcare providers, or pharmaceutical companies or others selling our future products could bring product liability claims against us. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

     We may not be able to acquire or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us.

Risks Related to Our Operations

     Our failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations could materially adversely affect our research and development efforts.

     We are a small company with approximately 100 full-time employees. If we are unable to continue to attract, retain and motivate highly qualified management and scientific personnel and to develop and maintain important relationships with leading academic institutions and scientists, we may not be able to achieve our research and development objectives. Competition for personnel and academic collaborations is intense. We have entered into employment agreements with each of our executive officers. These employment agreements are terminable by the employee on short notice. Loss of the services of any of these officers or of our key scientific personnel could adversely affect progress of our research and development programs. All of our other employees are at will employees. We do not carry key person insurance on any employee.

     The outcome of informal inquiries by the SEC and NASD regarding our announcement of interim results from the CART-2 clinical trial for AGI-1067 and related trading in our common stock is uncertain.

     We have been contacted by the staff of the Securities and Exchange Commission and the NASD regarding informal inquiries they are conducting related to our September 27, 2004 announcement of interim results from the CART-2 clinical trial for AGI-1067 and trading in our common stock surrounding that announcement. The SEC staff’s notice states that its inquiry should not be construed as an expression of opinion on the part of the SEC or its staff that any violations of law have occurred. The SEC and NASD staff have requested that we voluntarily provide them with documents and other information relating to that announcement. We are cooperating fully with these requests. Based on our review of the facts as to the September 27, 2004 announcement and trading in our common stock surrounding that announcement, we do not believe that we or any of our officers or directors have violated any laws related to these inquiries. However, we cannot predict the outcome of these inquiries, whether the SEC or NASD will undertake any formal investigation or proceeding relating to us or our officers or directors or when these matters might be resolved.

Risks Related to our Common Stock and Indebtedness

     Our stock price has been volatile, and your investment in our notes therefore could decline in value.

     The market price of our common stock, and the market prices for securities of pharmaceutical and biotechnology companies in general, have been highly volatile and may continue to be highly volatile in the future. During the period from January 1, 2004 to July 7, 2005, the closing sale price of our common stock on the NASDAQ National Market ranged from a low of $10.66 per share to a high of $38.00 per share. You must be willing to bear the risk of fluctuations in the price of our common stock and the risk that the value of your investment in our securities could decline. The following factors, in addition to other risk factors described herein, may have a significant impact on the market price of our common stock:

•	results of clinical trials of our product candidates, particularly AGI-1067, and those of our competitors;

•	whether we enter into collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

•	developments concerning any research and development, manufacturing, and marketing collaborations, including whether and when we achieve milestones;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	the addition or termination of research programs or funding support;

•	publicity regarding actual or potential results relating to medicinal products under development by our competitors or us;

•	manufacturing and commercialization costs for any product that receives approval for commercial sale;

•	regulatory developments in the United States and other countries;

•	litigation;

•	economic and other external factors, including disasters or crises; and

•	period-to-period fluctuations in financial results.

     In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. Purported securities class action lawsuits were filed against us and some of our executive officers and directors in the United States District Court for the Southern District of New York on January 5, 2005 and February 8, 2005 and in the United States District Court for the Northern District of Georgia, Atlanta division on January 7, 2005, January 10, 2005, January 11, 2005 and January 25, 2005. The allegations in these lawsuits relate to our disclosures regarding the results of the CART-2 clinical trial for AGI-1067. The results of complex legal proceedings, such as those purported class actions, are difficult to predict. Each complaint seeks unspecified damages and, therefore, we are unable to estimate the possible range of damages that we might incur should any of these lawsuits be resolved against us. An unfavorable outcome or settlement of these lawsuits could harm our financial position. In addition, similar class action lawsuits may be filed against us and our executive officers and directors in the future. Litigation can be costly, time consuming and disruptive to normal business operations. The defense of these lawsuits could also result in diversion of our management’s time and attention away from business operations, which could harm our business.

     We have incurred significant additional indebtedness as a result of the sale of our 1.50% convertible notes due 2012 on January 12, 2005 and we may incur additional indebtedness in the future. The indebtedness created by the sale of the 1.50% convertible notes due 2012, our existing indebtedness and any future indebtedness we incur exposes us to risks that could adversely affect our business, operating results and financial condition.

     As of March 31, 2005, we had $300 million of total indebtedness outstanding. This includes the $200 million of additional indebtedness that we incurred when we sold our 1.50% convertible notes due 2012 on January 12, 2005. We may also incur additional long-term indebtedness or obtain additional working capital lines of credit to meet future financing needs. Our indebtedness could have significant negative consequences for our business, operating results and financial condition, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

     If we do not achieve a significant increase in revenues, we could have difficulty making required payments on our outstanding convertible notes, our other existing indebtedness and any indebtedness that we may incur in the future. During each of the last five years, we had no earnings to cover our fixed charges. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our convertible notes or any indebtedness which we may incur in the future, we would be in default, which would permit the holders of the notes and such other indebtedness to accelerate the maturity of the notes and such other indebtedness and could cause defaults under the notes and such other indebtedness. Any default under our convertible notes or any indebtedness which we may incur in the future could have a material adverse effect on our business, operating results and financial condition.

     The notes are unsecured and, therefore, are effectively subordinated to any of our secured debt.

     The notes are not secured by any of our assets and rank equal in right of payment with our recently issued 1.50% convertible notes due 2012. The notes will be subordinate to any secured debt we may incur in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

     Conversion of our convertible notes will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common stock.

     The conversion of some or all of the 1.50% convertible notes due 2012 or the 41/2 % convertible notes due 2008 will dilute the ownership interests of existing shareholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

     We may not have the ability to raise the funds necessary to finance the designated event redemption option.

     If a designated event, as described under the heading “Description of Notes—Redemption at Option of the Holder,” occurs prior to maturity, we may be required to redeem all or part of the notes. We may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     No public market exists for the notes, and the resale of the notes is subject to significant restrictions as well as uncertainties regarding the existence of any trading market for the notes.

     There is currently no public market for the notes. We do not intend to list the notes on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchasers have informed us that they intend to make a market in the notes, but are not obligated to do so, and the initial purchasers may cease their market-making at any time.

     Moreover, even if the holders are able to sell their notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

     The designated event redemption rights in the notes could discourage a potential acquirer. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     Our shareholder rights plan and anti-takeover provisions in our charter documents may make an acquisition of us, which may benefit our shareholders, more difficult.

     Our shareholder rights plan and provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us. These documents include provisions that:

•	allow our shareholders the right to acquire common stock from us at discounted prices in the event a person acquires 15% or more of our common stock or announces an attempt to do so without our board of directors’ prior consent;

•	authorize the issuance of “blank check” preferred stock by our board of directors without shareholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt;

•	limit who may call a special meeting of shareholders;

•	require shareholder action without a meeting by unanimous written consent;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings;

•	establish a staggered board of directors whose members can only be dismissed for cause;

•	adopt the fair price requirements and rules regarding business combinations with interested shareholders set forth in Article 11, Parts 2 and 3 of the Georgia Business Corporation Code; and

•	require approval by the holders of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and any prospectus supplement and the documents we incorporate by reference in this prospectus and any prospectus supplement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning our business, operations and financial condition, including statements with respect to the expected timing of completion of trials of our drugs under development, the safety, efficacy and potential benefits of our product candidates under development, expectations with respect to collaborations for product candidates, expectations with respect to development and commercialization of our product candidates, the timing and success of the submission, acceptance and approval of regulatory filings, the scope of patent protection with respect to these product candidates and our products and information with respect to the other plans and strategies for our business and the business of our subsidiaries. All statements other than statements of historical facts included or incorporated by reference in this prospectus and any prospectus supplement regarding our strategy, future operations, timetables for product testing, regulatory approvals and commercializations, financial position, costs, prospects, plans and objectives of management are forward-looking statements. We may use words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions or the negative of such expressions that convey uncertainty of future events or outcomes to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this prospectus and any prospectus supplement.

     You should also consider carefully the statements under “Risk Factors” in this prospectus and any prospectus supplement, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. Discussions containing forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K as amended by Form 10-K/A filed with the SEC on April 6, 2005 and May 6, 2005, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as well as any amendments to those documents reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus and any prospectus supplement.

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales. See “Selling Securityholders” for a list of those persons or entities receiving proceeds from the sale of the notes underlying common stock.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the computation of our ratio of earnings to fixed charges for the periods indicated:

						Three Months
	Fiscal Years Ended December 31,					Ended
						March 31,
	2000	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	—	—	—	—	—	—

     For the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 and the three months ended March 31, 2005 our earnings were insufficient to cover fixed charges of ($36,555), ($21,534), ($50,689), ($1,954,402), ($5,192,894) and ($2,103,573), respectively. Fixed charges do not include estimates for interest within rental expense, which was not considered material for any period presented.

DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of August 19, 2003, between AtheroGenics, as issuer, and The Bank of New York Trust Company of Florida, N.A., as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. Copies of the indenture and the registration rights agreement are filed as exhibits to the registration statement of which this prospectus forms a part. You may also request a copy of the indenture and the registration statement from the trustee.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus and any prospectus supplement by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes.

     As used in this “Description of Notes” section, references to “AtheroGenics,” “we,” “our” or “us” refer solely to AtheroGenics, Inc.

General

     The notes are general unsecured obligations of AtheroGenics and rank junior to our secured debt, on a parity with all of our other existing and future senior unsecured debt and prior to any future subordinated debt. The notes are convertible into common stock as described under “— Conversion of Notes.”

     The notes are limited to $100,000,000 aggregate principal amount, including the initial purchasers’ option. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes mature on September 1, 2008 unless earlier converted or redeemed.

     We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “— Redemption at Option of the Holder.”

     The notes bear interest at a rate of 4.50% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from August 19, 2003 or from the most recent date to which interest has been paid or duly provided for. We will pay interest on March 1 and September 1 of each year, beginning March 1, 2004, to record holders at the close of business on the preceding February 15 and August 15, as the case may be, except interest payable upon redemption upon a designated event will be paid to the person to whom principal is payable. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be.

     We maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which initially is an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

     You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes.

     The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is 65.1890 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $15.34 per share. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

     If you have submitted your notes for redemption upon a designated event, you may convert your notes only if you withdraw your redemption notice. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (2) to the extent of any overdue interest at the time of conversion with respect to such note.

     To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

     We will adjust the conversion rate if any of the following events occurs:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (a) the numerator of which shall be the Current Market Price of a share of our common stock on the record date, and (b) the denominator of which shall be the same price of a share on the record date less the amount of the distribution. “Current Market Price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purposes of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(5)	we make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(6)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

     However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     To the extent that our shareholder rights agreement dated November 9, 2001 or any future rights plan adopted by us is in effect at the time of any conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under such rights plan, unless prior to any conversion the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of such separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “U.S. Federal Income Tax Considerations.”

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “U.S. Federal Income Tax Considerations.”

     We are not required to make an adjustment in the conversion rate unless the adjustment requires a change of at least 1% in the conversion rate. However, we carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by AtheroGenics

     We may not redeem the notes at our option in whole or in part prior to maturity.

Redemption at Option of the Holder

     If a designated event occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a redemption date that is 30 days after the date of our notice of the designated event. The notes will be redeemable in integral multiples of $1,000 principal amount.

     We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the redemption date.

     We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, your redemption notice. We will promptly pay the redemption price for notes surrendered for redemption following the later of the redemption date and the time of book-entry transfer or delivery of the notes to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the redemption price for any note on the business day following the redemption date, then, on and after such date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the redemption price. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     You may withdraw any written redemption notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the redemption date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the redemption notice.

     A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

     A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

     These designated event redemption rights could discourage a potential acquirer. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     We may be unable to redeem the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by AtheroGenics

     The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

     The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the notes;

•	we fail to pay any interest, including liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to convert the notes upon exercise of a holder’s conversion right;

•	we fail to provide notice of the occurrence of a designated event on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice as provided in the indenture.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

     Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend certain provisions of the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including liquidated damages, if any, on any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption of any note;

•	adversely change our obligation to redeem any note upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of shares or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

     The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

     Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

     We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights of the Noteholders

     We entered into a registration rights agreement with the initial purchasers of the notes under which we were required to file a shelf registration statement, of which this prospectus forms a part, with the Securities and Exchange Commission covering resale of the registrable securities by November 17, 2003, and we were required to use our reasonable best efforts to cause the shelf registration statement to become effective by February 15, 2004. In addition, we are required to use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earlier of:

•	the time when all of the registrable securities have been sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; or

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act, or any successor provision.

     When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act.

     We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

     We will pay predetermined liquidated damages on any interest payment date if the shelf registration statement is not timely made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is made effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling stockholder in this prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling securityholders through brokers and dealers.

     In order to be named as a selling securityholder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver a notice and questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement.

Rule 144A Information Request

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

     We have appointed The Bank of New York Trust Company of Florida, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

     The notes and the indenture shall be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100 million shares of common stock, no par value, and five million shares of preferred stock, no par value. As of July 7, 2005, there were 37,760,839 shares of common stock outstanding and no shares of preferred stock outstanding. The description set forth below provides a summary of our capital stock and describes some of the provisions of our articles of incorporation and bylaws, in addition to provisions of other agreements with our shareholders. The following summary is qualified in its entirety by reference to our articles of incorporation, bylaws and such other agreements with shareholders.

Common Stock

     Holders of our common stock have unlimited voting rights. Each shareholder is entitled to one vote for each share on all matters to be voted upon by the shareholders. There are no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends share for share on a pro rata basis as may be declared by the board of directors out of funds legally available therefore. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in all assets remaining after payment of our liabilities.

Preferred Stock

     Our board of directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue from time to time up to an aggregate of five million shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

1.50 % Convertible Notes Due 2012

     On January 12, 2005, we issued $200,000,000 of 1.50% convertible notes due 2012. The 1.50% convertible notes are convertible into shares of common stock, at the option of the holder, at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, which represents a conversion price of approximately $25.92, subject to adjustment, before the close of business on February 1, 2012. Interest on the 1.50% convertible notes is payable semi-annually in arrears on February 1 and August 1. The 1.50% convertible notes will mature on February 1, 2012. Each holder of the 1.50% convertible notes has the right, subject to our rights in the event of a public acquirer change of control, to require us to redeem all or part of the 1.50% convertible notes held by it at a price equal to 100% of the principal amount, plus accrued but unpaid interest and liquidated damages, if any, upon the occurrence of a fundamental change or termination of trading prior to the maturity date. A fundamental change means, generally, the occurrence of any transaction or event in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for, or constitutes, solely the right to receive consideration that is not at least 90% common stock listed on a United States national securities exchange or approved for quotation on the NASDAQ National Market or a similar United States system of automated dissemination of quotations of securities prices. A termination of trading will be deemed to have occurred if our common stock is neither listed for trading on a United States national securities exchange nor approved for trading on the NASDAQ National Market. In addition, if a holder elects to convert the 1.50% convertible notes held by it upon the occurrence of a fundamental change, subject to our rights upon a public acquirer change of control, in some circumstances, the holder will be entitled to receive, in addition to a number of shares of common stock equal to the applicable conversion rate, an additional number of shares of common stock. The number of additional shares is based on the date on which the fundamental change becomes effective and the average of the reported last sale prices of our common stock over the five trading day period ending on the trading day immediately preceding the effective date of the fundamental change. In the case of a public acquirer change of control, as defined below, we may, in lieu of a redemption at the holder’s option or a payment of additional shares as described above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into shares of public acquirer common stock as defined below. A public acquirer change of control means any event constituting a fundamental change that would otherwise give holders the right to cause us to redeem the notes as described above if the acquirer has a class of common stock traded on a United States national securities exchange or quoted on the NASDAQ National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change, which we refer to as public acquirer common stock. As of July 7, 2005, $200,000,000 of the 1.50% convertible notes were outstanding.

Shareholder Rights Agreement

     On November 9, 2001, our board of directors adopted a Shareholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of our common stock. Until the rights become exercisable, the rights will trade automatically with our common stock and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of our common stock, whether through open market or private purchases or consummation of a tender or exchange offer. Any shareholders who owned, as of November 9, 2001, in excess of 17% of our common stock will be permitted to acquire up to an aggregate of 20% of our outstanding common stock without triggering the rights plan. If, following the exercise of initial rights, a person or group again acquires 15% or more of our common stock, or a person or group who had previously acquired 15% or more of our common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of our common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases. If we are acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s shares equal in value to those obtainable if the rights were exercisable for our stock.

     The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They may prevent a takeover. They are intended to encourage anyone seeking to acquire us to negotiate with our board prior to attempting a takeover. Our board of directors may redeem any nonexercisable rights at any time at the board’s option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

Effects of Certain Provisions of Our Articles of Incorporation, Bylaws and Georgia Law

     Classified Board and Removal of Directors. Our articles of incorporation provide for our board of directors to be elected initially to staggered one, two and three year terms and, thereafter, for three year terms. In addition, members of our board of directors may only be removed for cause. The classification of directors, together with the limitation on the removal of directors, has the effect of making it more difficult for shareholders to change the composition of our board of directors.

     Shareholder Action; Special Meeting of Shareholders. Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous consent. Our bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than 75% of the shares then outstanding and entitled to vote.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that any shareholder proposals must be provided to us in writing at least 120 days before the date of our previous year’s proxy statement, as provided in Rule 14a-8 under the Exchange Act. Director nominations must be provided to us in writing within the time period specified under Rule 14a-8 for an annual meeting of shareholders or, in the case of a special meeting of shareholders, at least 60 days prior to such meeting or the tenth day following the day on which public announcement is made of the date of the meeting. Our bylaws also specify requirements as to form and content of a shareholder’s notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

     Anti-takeover Provisions and Georgia Law. The Georgia Business Corporation Code, or Georgia Code, generally restricts a corporation from entering into some business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company’s voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

•	the interested shareholder acquires 90% of the corporation’s voting stock in the same transaction in which it exceeds 10%; or

•	subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

     The fair price provisions of the Georgia Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

     The interested shareholder and fair price provisions of the Georgia Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our bylaws, provided, however, that, notwithstanding anything to the contrary in the provisions, the provisions shall not apply to any business combination with (1) any shareholder who was an interested shareholder as of the date we adopted our bylaws or (2) any person or entity that is at the time of that business combination wholly owned by such interested shareholder.

     Supermajority Vote Required to Amend Governing Documents. The Georgia Code provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, requires a greater percentage. Our articles of incorporation and our bylaws require the affirmative vote of the holders of at least 75% of our outstanding voting stock to amend or repeal any of the provisions described above in “—Classified Board and Removal of Directors”, “—Shareholder Action; Special Meeting of Shareholders” and "—Anti-takeover Provisions and Georgia Law”. Such 75% shareholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such changes are submitted to shareholders.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. It is located at 59 Maiden Lane, New York, NY 10038, and its telephone number is (718) 921-8200.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as available on the date hereof. These authorities may change, or the Internal Revenue Service (“IRS”) might interpret the existing authorities differently than as described below, in either case, possibly with retroactive effect in which event, the tax consequences of purchasing, owning or disposing of the notes or the common stock could differ from those described in this summary. This summary generally applies only to U.S. holders that purchase the notes in the initial offering at their issue price and hold the notes or common stock as capital assets, generally property held for investment purposes.

     For purposes of this summary, U.S. holders are beneficial owners of the notes or the common stock that, for U.S. federal income tax purposes, are:

•	citizens or residents of the United States;

•	a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     A non-U.S. holder is a holder that is not a U.S. holder. Special rules apply to non-U.S. holders. This summary describes some, but not all, of these special rules.

     This summary generally does not address tax considerations that may be relevant to particular investors, such as:

•	financial institutions;

•	insurance companies;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that will hold the notes or common stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	U.S. holders that have a “functional currency” other than the United States dollar; and

•	persons subject to the alternative minimum tax.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS AND TAX TREATIES.

U.S. Holders

Taxation of Interest

     U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting for U.S. federal income tax purposes. It is expected that the notes will be issued without original issue discount for U.S. federal income tax purposes; however, if the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the notes other than payments of stated interest) exceeds their issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in gross income as original issue discount, as it accrues, using a constant-yield method.

     We may be required to make payments of liquidated damages to holders of the notes if we do not file or cause to become effective a registration statement, as described under “Description of Notes—Registration Rights of the Noteholders,” or if there is an event of default under the notes. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that the possibility is remote that we will make the additional interest payments described above. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position.

Sale, Exchange or Redemption of the Notes

     A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation. The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

Conversion of the Notes for Common Stock

     A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “U.S. Holders—Taxation of Interest,” above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of the holder’s basis in the common stock attributable to the fractional share. The holder’s aggregate basis in the common stock will equal the holder’s adjusted basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest, and decreased by the portion of basis allocable to the fractional share. The holder’s holding period for the common stock will include the period during which such holder held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the date after conversion.

Constructive Dividends

     A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would be treated as taxable dividends to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Dividends

     If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. In the case of certain taxpayers, including individuals, the federal income tax rate applicable to dividends may be lower than the rate applicable to other categories of ordinary income. If the U.S. holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain.

Sale or Exchange of Common Stock

     A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the shares for more than one year. The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

Non-U.S. Holders

Taxation of Interest

     Payments of interest to non-U.S. holders generally are subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as portfolio interest, and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a non-U.S. holder that:

•	owns, directly or indirectly, at least 10% of our voting stock, or

•	is a “controlled foreign corporation” that is related to us.

     If payments of interest do not qualify as portfolio interest, the 30% withholding tax might not apply, or might apply at a reduced rate, under the terms of an income tax treaty between the United States and the non-U.S. holder’s country of residence. The portfolio interest exemption, entitlement to treaty benefits and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement in the manner described under “Backup Withholding and Information Reporting,” below.

     We may be required to make payments of liquidated damages to holders of the notes if we do not cause to become effective a registration statement, of which this prospectus forms a part, as described under “Description of Notes — Registration Rights of the Noteholders,” or if there is an event of default under the notes. We intend to treat such payments of liquidated damages as interest qualifying for the portfolio interest exemption from U.S. federal income tax withholding. It is possible that the IRS will disagree with such treatment and we will be required to withhold U.S. federal income tax at 30% or lower treaty rate.

Sale, Exchange or Redemption of Notes

     Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of the notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

     The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or have been within the shorter of the five-year period preceding such sale, exchange or disposition and the period the non-U.S. holder held the notes, a U.S. real property holding corporation (“USRPHC”). In general, we would be a USRPHC if our interests in U.S. real estate equal or exceed 50% of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

     A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash would also generally not be subject to U.S. federal income tax. See “Non-U.S. Holders—Sale or Exchange of Common Stock,” below.

Dividends

     Dividends (including any constructive dividends resulting from certain adjustments to the conversion rate, see “U.S. Holders—Constructive Dividends,” above) paid to a non-U.S. holder on common stock received on conversion of a note generally will be subject to U.S. withholding tax at a 30% rate. It is possible that the U.S. withholding tax on constructive dividends may be withheld from interest paid to a non-U.S. holder. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status as described under “Backup Withholding and Information Reporting,” below.

Sale or Exchange of Common Stock

     Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business.

Income or Gains Effectively Connected With a U.S. Trade or Business

     The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on notes, dividends on common stock or gain from the sale, exchange or other disposition of notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax in the same manner as if derived by a U.S. holder. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim this exemption from withholding, the holder must certify its qualification by filing IRS Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business generally would be subject to a branch profits tax. The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of interest or dividends to non-corporate U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

     The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock or interest on notes to non-U.S. holders generally will not be subject to information reporting or backup withholding assuming appropriate certification requirements are satisfied. A non-U.S. holder can meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the notes through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

     Payments made to U.S. holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Payments made to a non-U.S. holder by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the holder certifies its foreign status.

     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided the required information is furnished to the IRS.

Disclosure Authorization

     Notwithstanding anything herein to the contrary, investors (and each employee, representative or other agent of the investors) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to the investors relating to such tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal income tax treatment of the offering and does not include information relating to the identity of the issuer, its affiliates, agents or advisors.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in August 2003. The notes were sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

     The following table sets forth information as of July 7, 2005 with respect to the selling securityholders and the principal amount of notes and common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $100,000,000 aggregate principal amount of notes outstanding.

     The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 65.1890 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares.

	Principal Amount			Common Stock
	of Notes	Percentage	Common Stock	Owned After
	Beneficially Owned	of Notes	Owned Prior	Completion of
Name (1)	and Offered Hereby	Outstanding	to the Offering (2)	the Offering
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$4,019,000	4.02%	261,995	—
BNP Paribas Equity Strategies, SNC	$3,705,000	3.71%	245,719	4,194
Single Hedge US Convertible Arbitrage Fund	$548,000	*	35,724	—
Lyxor/Convertible Arbitrage Fund Limited	$279,000	*	18,188	—
ICI American Holdings Trust	$250,000	*	16,297	—
Zeneca Holdings Trust	$345,000	*	22,490	—
Delaware PERS	$1,100,000	1.10%	71,708	—
Syngenta AG	$190,000	*	12,386	—
Prudential Insurance Co of America	$70,000	*	4,563	—
Boilermakers Blacksmith Pension Trust	$975,000	*	63,559	—
State of Oregon/Equity	$3,455,000	3.46%	225,228	—
Nuveen Preferred and Convertible Fund JQC	$3,500,000	3.50%	228,162	—
C & H Sugar Company Inc	$75,000	*	4,889	—

	Principal Amount			Common Stock
	of Notes	Percentage	Common Stock	Owned After
	Beneficially Owned	of Notes	Owned Prior	Completion of
Name (1)	and Offered Hereby	Outstanding	to the Offering (2)	the Offering
Aloha Airlines Non-Pilots Pension Trust	$60,000	*	3,911	—
Aloha Pilots Retirement Trust	$35,000	*	2,282	—
Hawaiian Airlines Pension Plan for Salaried Employees	$5,000	*	326	—
Hawaiian Airlines Pilots Retirement Plan	$55,000	*	3,585	—
Hawaiian Airlines Employees Pension Plan – IAM	$20,000	*	1,304	—
US Bank FBO Benedictine Health Systems	$100,000	*	6,519	—
Alexian Brothers Medical Center	$155,000	*	10,104	—
State of Oregon/SAIF Corporation	$1,450,000	1.45%	94,254	—
Sturgeon Limited	$412,000	*	26,858	—
AIG DKR SoundShore Strategic Holding Fund Ltd.	$403,000	*	26,271	—
AIG DKR SoundShore Opportunity Holding Fund Ltd.	$659,000	*	42,960	—
AIG DKR SoundShore Holdings Ltd.	$938,000	*	61,147	—
DKR Saturn Event Driven Holding Fund Ltd.	$8,000,000	8.00%	521,512	—
DKR Saturn Holding Fund Ltd.	$8,000,000	8.00%	521,512	—
AmerUs Life Insurance Company	$500,000	*	32,595	—
Dodeca Fund, L.P.	$975,000	*	63,559	—
Inflective Convertible Opportunity Fund I, L.P.	$180,000	*	11,734	—
Grace Brothers, Ltd.	$1,000,000	1.00%	65,189	—
Wolverine Asset Management, LLC	$3,470,000	3.47%	226,206	—
Sunrise Partners Limited Partnership	$5,100,000	5.10%	332,464	—
Polaris Vega Fund L.P.	$2,400,000	2.40%	156,454	—
UBS OCONNOR LLC F/B/O OCONNOR Global Convertible Arbitrage Master Limited	$2,000,000	2.00%	130,378	—
Alexandra Global Master Fund, LTD	$13,500,000	13.50%	880,052	—
Guggenheim Portfolio Co. XV, LLC	$250,000	*	16,297	—
RCG Multi Strategy Master Fund, LTD	$1,000,000	1.00%	65,189	—
RCG Latitude Master Fund, LTD	$3,500,000	3.50%	228,162	—
Xavex Convertible Arbitrage S Fund	$250,000	*	16,297	—
DBAG London	$15,250,000	15.25%	994,133	—
FrontPoint Convertible Arbitrage Fund, L.P.	$1,500,000	1.50%	97,784	—
Tewksbury Investment Fund Ltd.	$500,000	*	32,595	—
American Investors Life Insurance Company	$200,000	*	13,038	—
Saranac Capital Management L.P.	$16,000,000	16.00%	1,043,025	—
Wachovia Bank National Association	$1,250,000	1.25%	81,486	—
CNH CA Master Account, L.P.	$4,500,000	4.50%	293,351	—
HIGHBRIDGE INTERNATIONAL LLC	$5,000,000	5.00%	325,945	—
Forest Fulcrum Fund LP	$73,000	*	4,759	—
Barclays Global Investors Diversified Alpha Plus Funds	$74,000	*	4,824	—
Forest Multi-Strategy Master Fund SPC, on

	Principal Amount			Common Stock
	of Notes	Percentage	Common Stock	Owned After
	Beneficially Owned	of Notes	Owned Prior	Completion of
Name (1)	and Offered Hereby	Outstanding	to the Offering (2)	the Offering
behalf of its Multi-Strategy Segregated Portfolio	$174,000	*	11,343	—
Zurich Institutional Benchmarks Master Fund Ltd.	$87,000	*	5,671	—
Forest Global Convertible Fund, Ltd., Class A-5	$227,000	*	14,798	—
Lyxor/Forest Fund Limited	$170,000	*	11,082	—
HFR CA Global Opportunity Master Trust	$52,000	*	3,390	—
HFR RVA Select Performance Master Trust	$28,000	*	1,825	—
Sphinx Convertible Arbitrage SPC	$59,000	*	3,846	—
Xavex Convertible Arbitrage 4 Fund	$17,000	*	1,108	—
LLT Limited	$39,000	*	2,542	—
Xavex Convertible Arbitrage 9 Fund	$750,000	*	48,892	—
Tenor Opportunity Master Fund Ltd	$1,000,000	1.00%	65,189	—
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	$2,000,000	2.00%	130,378	—
SSI Hedged Convertible Market Neutral L.P.	$339,000	*	22,099	—
Institutional Benchmarks Master Fund Ltd c/o SSI Investment Mgt.	$535,000	*	34,876	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	$117,000	*	7,627	—
BP Amoco PLC Master Trust	$469,000	*	30,574	—
Viacom Inc. Pension Plan Master Trust	$11,000	*	717	—
SSI Blended Market Neutral L.P.	$248,000	*	16,167	—
Sphinx Convertible Arb Fund SPC	$281,000	*	18,318	—
Banc of America Securities LLC	$270,000	*	17,601	—

*Less than one percent

(1)	Information about additional selling securityholders will be set forth in post-effective amendments to the registration statement in which this prospectus is included, if required.

(2)	Includes common stock issuable upon conversion of the notes. Selling securityholders may have sold, transferred of otherwise disposed of all or a portion of their notes, or acquired additional notes, since the date on which we were provided with the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Accordingly, the information provided here for any particular securityholder may understate or overstate, as the case may be, such securityholder’s current ownership. The aggregate principal amount of notes outstanding as of the date of this registration statement is $100,000,000, and the selling securityholders will not sell under this registration statement more than that amount.

     None of the selling securityholders or any of their affiliates, officers, directors or principal equity holders has held any position or office or has held any position or office or has had any material relationship with us within the past three years.

     The initial purchasers purchased all of the notes from us in a private transaction in August 2003. All of the notes were “restricted securities” under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the notes for their own investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

     Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary. In addition, the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders (including donees and pledgees selling securities received from a selling securityholder after the date of this prospectus); or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be underwriters. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

     In connection with the sales of the notes or the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes or the underlying common stock short and deliver notes or the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers or financial institutions that, in turn, may sell the notes or the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our common stock is quoted on the Nasdaq National Market under the symbol “AGIX.” We do not intend to apply for listing of the notes on any securities exchange or national market system. Accordingly, no assurance can be given as to the liquidity of, or development of any trading markets for, the notes.

     The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market making activities with respect to the notes and the underlying common stock.

     Under the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     Certain legal matters relating to the securities offered hereby have been passed upon for AtheroGenics by McKenna Long & Aldridge LLP, Atlanta, Georgia.

EXPERTS

     The financial statements of AtheroGenics, Inc. appearing in AtheroGenics, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 and AtheroGenics, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 100 F Street NE, Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We incorporate by reference into this prospectus and any prospectus supplement the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus and any prospectus supplement, until we have sold all of the notes to which this prospectus and any prospectus supplement relates or the offering is otherwise terminated. Additionally, we incorporate by reference all documents that we may file with the SEC after the date of the filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement in a document incorporated by reference into this prospectus and any prospectus supplement will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus and any prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2004, as amended by our Annual Report on Form 10-K/A filed with the SEC on April 6, 2005 and our Annual Report on Form 10-K/A filed with the SEC on May 6, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on January 4, 2005, January 5, 2005, January 6, 2005, January 7, 2005, January 11, 2005, January 13, 2005, February 22, 2005, April 29, 2005 and July 7, 2005; and

•	The description of our common stock and common stock purchase rights contained in our registration statements on Form 8-A filed on August 2, 2000 and November 19, 2001.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, Georgia 30004
Attention: Ms. Donna Glasky
Manager, Corporate Communications
Telephone: (678) 336-2500

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the fees and expenses of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$8,090
Legal fees and expenses	150,000
Trustee’s fees and expenses	13,000
Accounting fees and expenses	44,000
Printing and miscellaneous	50,000

Total	$265,090

     The foregoing, except for the SEC registration fee, are estimates.

Item 15. Indemnification of Directors and Officers

     Our Fourth Amended and Restated Articles of Incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the “Georgia Code”), the personal liability of directors and officers for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties; provided, however, that our Articles of Incorporation and Section 14-2-202(b)(4) of the Georgia Code do not permit us to eliminate or limit liability for (1) a breach of duty involving appropriation of a business opportunity of ours; (2) an act or omission which involves intentional misconduct or a knowing violation of law; (3) any transaction from which an improper personal benefit is derived; or (4) any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of personal liability, then the liability of each of our directors and officers shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Georgia Code require such action.

     Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of any of our directors for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a member of our board of directors. Section 14-2-851 also provides such indemnity for directors who, at our request, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. Section 14-2-851 permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to our best interest and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses, including attorneys’ fees, incurred with respect to a proceeding. However, if the director is adjudged liable to us in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

     Section 14-2-852 of the Georgia Code provides that directors who are wholly successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (1) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, (2) by a majority of the members of a committee of two or more disinterested directors, (3) by special legal counsel or (4) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

     Section 14-2-857 of the Georgia Code provides that an officer who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, we may, as provided by our Articles, Bylaws, general or specific actions by our board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

     Article V of our Third Amended and Restated Bylaws, as amended, provides for indemnification of directors, officers and in-house legal counsel acting in a legal capacity on our behalf against third-party actions and derivative actions in which the individual becomes involved, as a party or otherwise, arising from their status as such. Our Bylaws provide for the same standard of conduct for indemnification as set out above in Section 14-2-851 of the Georgia Code. Our Bylaws prohibit indemnification where such person is adjudged liable under similar situations set out above in Section 14-2-854 of the Georgia Code. Section 3 of Article V provides for advancement of expenses as authorized by our board of directors upon receipt of a written affirmation of such persons good faith belief that he has met the relevant standard of conduct and an undertaking to repay if it is determined that he is not entitled to indemnification. Our Bylaws contain similar requirements for determining indemnification rights that are set out above in Section 14-2-855 of the Georgia Code. Our Bylaws also contain a provision that allows us to purchase and maintain insurance on behalf of an individual who is or was a director, officer or in-house legal counsel.

     Our officers and directors are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged “wrongful act,” including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. We pay the cost of such insurance as permitted by our Bylaws and the laws of the State of Georgia.

Item 16. Exhibits and Financial Statement Schedules

     Reference is made to the Exhibit Index filed as part of this registration statement.

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on July 13, 2005.

ATHEROGENICS, INC.

By:	/s/ RUSSELL M. MEDFORD Russell M. Medford, M.D., Ph.D. President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
Principal Executive Officer:

/s/RUSSELL M. MEDFORD	President and Chief Executive	July 13, 2005
Officer, Director
Russell M. Medford

Principal Financial and Principal Accounting Officer:

/s/MARK P. COLONNESE	Senior Vice President of Finance	July 13, 2005
and Administration and Chief
Mark P. Colonnese	Financial Officer

Additional Directors:

*	Director	July 13, 2005

R. Wayne Alexander

*	Director	July 13, 2005

David Bearman

*	Director	July 13, 2005

Vaughn D. Bryson

*	Director	July 13, 2005

T. Forcht Dagi

*	Director	July 13, 2005

Michael A. Henos

(Signatures continued on the following page)

Name	Title	Date
*	Director	July 13, 2005

Arthur M. Pappas

*	Director	July 13, 2005

William A. Scott

By:	/s/ MARK P. COLONNESE Mark P. Colonnese Attorney-in-Fact

* Executed by Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description
4.1*	—	Indenture dated August 19, 2003 between AtheroGenics, Inc. and The Bank of New York Trust Company of Florida N.A., as Trustee.

4.2*	—	Registration Rights Agreement dated as of August 19, 2003 among AtheroGenics, Inc., as Issuer, and Morgan Stanley & Co., Incorporated, Lehman Brothers, Inc., and Adams, Harkness & Hill, Inc., as Initial Purchasers.

4.3*	—	Global 4 1/2% Convertible Note Due 2008 (filed as Exhibit 4.04 to Amendment No.1 to AtheroGenics’ Annual Report on Form 10-K for the year ended December 31, 2004 on April 6, 2005 and incorporated herein by reference).

5.1*	—	Opinion of McKenna Long & Aldridge LLP.

12.1	—	Statement Regarding Computation of Ratios.

23.1	—	Consent of Ernst & Young LLP.

23.2*	—	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5.1).

24.1*	—	Powers of Attorney (included in Signature Page).

25.1*	—	Statement of Eligibility of Trustee on Form T-1.

*Previously filed.